SO 3/16/03

03002172

NITED STATES
.D EXCHANGE COMMISSION
Washington, D.C. 20549

VF3-5-03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41088

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
The Transportation Group (Securities) Limited

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
499 Park Avenue, 21st Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Yuet Wah Lee (212)319-0323
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG LLP
(Name – *if individual, state last, first, middle name*)

757 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

RECEIVED
MAR 08 2003
165

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 19 2003

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Yuet Wah Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Transportation Group (Securities) Limited, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Yuet Wah Lee
Signature

Chief Accounting Officer
Title

S. ROSLYN SCHNOLL
NOTARY PUBLIC, State of New York
No. 24-4753008
Qualified in Kings County
Commission Expires July 31, 2005

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors and Shareholder
The Transportation Group (Securities) Limited:

We have audited the accompanying statement of financial condition of The Transportation Group (Securities) Limited (the "Company") (a wholly owned subsidiary of The Transportation Group (Capital) Limited) as of December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of The Transportation Group (Securities) Limited as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1 to the financial statement, the Company is dependent on the Parent for future operations.

KPMG LLP

February 26, 2003

THE TRANSPORTATION GROUP
(SECURITIES) LIMITED
(A Wholly Owned Subsidiary of
The Transportation Group (Capital) Limited)

Statement of Financial Condition

December 31, 2002

Assets

Cash	$	13,650
Receivable from customer		146,667
Total assets	$	160,317

Liabilities and Shareholder's Equity

Liabilities:		
Due to Parent	$	117,361
Accrued tax expenses		700
Total liabilities		118,061
Shareholder's equity:		
Common stock, $2.00 par value per share; 100 shares authorized, 2 shares issued and outstanding		4
Additional paid-in capital		286,714
Accumulated deficit		(244,462)
Total shareholder's equity		42,256
Total liabilities and shareholder's equity	$	160,317

See accompanying notes to statement of financial condition.

THE TRANSPORTATION GROUP
(SECURITIES) LIMITED
(A Wholly Owned Subsidiary of
The Transportation Group (Capital) Limited)

Notes to Statement of Financial Condition

December 31, 2002

(1) Organization

The Transportation Group (Securities) Limited (the "Company"), is a Hong Kong corporation. The Company is wholly owned by The Transportation Group (Capital) Limited ("TTGC" or the "Parent"). The Company commenced operations on January 9, 1990. The Company maintains its place of business in New York, within the offices of TTGC under the terms of a service agreement (see note 3).

TTGC is engaged primarily in providing international investment banking services to the worldwide aviation industry as well as other industries, either directly, through its branch in New York, or through its wholly owned subsidiaries. The Company provides TTGC with such broker-dealer services in the United States as TTGC may at any time require including the direct placement of debt and equity securities with clients located in the United States, in accordance with Federal and state securities laws and rules and regulations thereunder. The accompanying statement of financial condition has been prepared from the separate records maintained by the Company.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a registered investment adviser under the Investment Advisers Act of 1940.

(2) Summary of Significant Accounting Policies

(a) Accounting Principles

The statement of financial condition of the Company is prepared in accordance with accounting principles generally accepted in the United States of America.

(b) Revenue

The Company's revenue was from investing banking fee.

(c) Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition during the reporting period. Actual results could differ from those estimates.

(3) Management Fees

Under the terms of a service agreement (the agreement) dated March 1, 1994, TTGC is to make available to the Company sufficient office space, other facilities and personnel for the performance of the Company's broker-dealer services to TTGC. The Company has agreed to pay a management fee to TTGC, equal to 95% of its broker-dealer services' revenue, net of any expenses actually paid by the Company, for such office space, facilities and personnel. In accordance with the agreement, the Company is obligated to pay the management fees to TTGC only upon the collection in cash of the broker-dealer sevices' revenue. TTGC has indemnified the Company for any liability arising from the performance of its services under the service agreement.

(Continued)

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1.

Under such rule, the Company may be prohibited from expanding its business if the ratio exceeds 10 to 1 and may be required to reduce its business if the net capital ratio exceeds 12 to 1. At December 31, 2002, the Company's regulatory net capital ratio was 9.12 to 1. The Company's regulatory net capital was $12,950, which was $5,087 in excess of the minimum net capital to be maintained as agreed upon with the National Association of Securities Dealers, Inc.

KPMG

345 Park Avenue
New York, NY 10154

The Board of Directors and Shareholder
The Transportation Group (Securities) Limited:

In planning and performing our audit of the statement of financial condition of The Transportation Group (Securities) Limited (the "Company") (a wholly owned subsidiary of The Transportation Group (Capital) Limited) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the statement of financial condition and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the statement of financial condition in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the statement of financial condition being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2003